UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Surge Components, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

868908104

(CUSIP Number)

Bradley P. Rexroad

970 Reserve Drive, Suite 126

Roseville, CA 95678

(916) 791-1842

Michael D. Tofias

25 Cambridge Drive

Short Hills, NJ 07078

(917) 699-6505

With a copy to:

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868908104	13D
(1) NAMES OF REPORTING PERSONS Bradley P. Rexroad
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
670,743 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
670,743 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,743 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 10,098,276 shares of common stock, par value $.001 per share, outstanding as of June 8, 2016, which number of shares is taken from disclosures made by Surge Components, Inc. in its Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 8, 2016.

CUSIP No. 868908104	13D
(1) NAMES OF REPORTING PERSONS Michael D. Tofias
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,568,123 shares
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
1,568,123 shares
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,123 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 10,098,276 shares of common stock, par value $.001 per share, outstanding as of June 8, 2016, which number of shares is taken from disclosures made by Surge Components, Inc. in its Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on June 8, 2016.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.001 per share (the “Common Stock”), of Surge Components, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 95 East Jefryn Boulevard, Deer Park, NY 11729.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by Bradley P. Rexroad and Michael D. Tofias. Messrs. Rexroad and Tofias are referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing, Group and Solicitation agreement (the “Joint Agreement”), a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of Mr. Rexroad is 970 Reserve Drive, Suite 115, Roseville, CA 95678.

The address of the principal business and principal office of Mr. Tofias is 25 Cambridge Drive, Short Hills, NJ 07078.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Mr. Rexroad is a Principal of Assay Research LLC.

Mr. Tofias is an independent private investor.

(d)	Criminal Convictions

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Each of the Reporting Persons are both citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by the Reporting Persons using their personal funds. The aggregate purchase price of the 670,743 shares of Common Stock beneficially owned by Mr. Rexroad was $510,899. The aggregate purchase price of the 1,568,123 shares of Common Stock beneficially owned by Mr. Tofias was $114,495.45.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes.

In pursuing such investment purposes, the Reporting Persons may further, from time to time, purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the acquisition of a controlling interest in the Issuer; or (5) pursuing or supporting one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On August 25, 2016, the Reporting Persons (under the name Concerned Stockholders of Surge Components, Inc.) submitted a letter to the Issuer (the “Nomination Letter”) nominating the Reporting Persons for election to the Board at the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). In the Nomination Letter, the Reporting Persons reserved the right to further nominate, substitute or add additional persons in the event that (1) the Issuer purports to increase the number of directorships; (2) the Issuer makes or announces any changes to its by-laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Reporting Persons as nominees; or (3) any of the Reporting Persons is unable or becomes unwilling for any reason to serve as a director of the Issuer. The Reporting Persons also submitted stockholder proposals for consideration at 2016 Annual Meeting proposing: (1) that the Board take all necessary steps (other than steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis; and (2) the repeal of each provision or amendment to the Issuer’s by-laws adopted by the Board after February 18, 2016, which is the date of the last publicly available amendment to the Issuer’s by-laws, without the approval of stockholders.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)          The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this this Statement are incorporated herein by reference. As of the close of business on August 25, 2016, the Reporting Persons beneficially owned 2,238,866 shares of Common Stock, representing approximately 22.2% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,098,276 shares of Common Stock outstanding as of June 8, 2016, as reported in the Registration Statement on Form S-8 filed by the Issuer with the Securities and Exchange Commission on June 8, 2016.

Of the shares of Common Stock beneficially owned by Mr. Rexroad, 30,500 are held by his spouse.

(c)          Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d)          No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Joint Agreement and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing, Group and Solicitation Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

BRADLEY P. REXROAD

/s/ Bradley P. Rexroad

MICHAEL D. TOFIAS

/s/ Michael D. Tofias

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Owner	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Bradley P. Rexroad	7/5/2016	Purchase	5,600	$0.78	(1)
Bradley P. Rexroad	7/6/2016	Purchase	100	$0.78	(1)
Bradley P. Rexroad	7/11/2016	Purchase	10,368	$0.76	(1)
Bradley P. Rexroad	7/20/2016	Purchase	10,000	$0.70	(1)
Bradley P. Rexroad	7/21/2016	Purchase	190	$0.70	(1)
Bradley P. Rexroad	7/22/2016	Purchase	2,000	$0.70	(1)
Bradley P. Rexroad	7/29/2016	Purchase	2,000	$0.70	(1)
Bradley P. Rexroad	8/1/2016	Purchase	10,000	$0.70	(1)
Bradley P. Rexroad	8/1/2016	Purchase	1,500	$0.70	(1)
Bradley P. Rexroad	8/5/2016	Purchase	3,000	$0.70	(1)
Bradley P. Rexroad	8/8/2016	Purchase	2,000	$0.70	(1)
Bradley P. Rexroad	8/9/2016	Purchase	6,500	$0.70	(1)
Bradley P. Rexroad	8/9/2016	Purchase	7,000(2)	$0.70	(1)
Bradley P. Rexroad	8/15/2016	Purchase	1,100	$0.68	(1)
Bradley P. Rexroad	8/16/2016	Purchase	500	$0.69	(1)

(1)	Open market purchase of shares of Common Stock.
(2)	By spouse.

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing, Group and Solicitation Agreement.

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